

SE. 19007240

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CoreCap Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27777 Franklin Rd. Ste 700

(No. and Street)

Southfield   **MI**   **48034**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MUNCIE (248) 784-1341

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC

(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Hwy   **Roseville**   **MI**   **48066**

(Address)   (City)   (State) SEC Mail Processing (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, David W. Muncie , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoreCap Investments, Inc. , as of December 31 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL MCCARTY
Notary Public, State of Michigan
County Of Macomb
My Commission Expires 03-25-2023
Acting in the County of _Oakland_

_____
Signature

Chief Financial Officer
_____
Title

Daniel McCarty
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (O) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CORECAP INVESTMENTS, INC.

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2018

CORECAP INVESTMENTS, INC.

Financial Statements
and Supplementary Information

December 31, 2018

TABLE OF CONTENTS

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of CoreCap Investments, Inc.
Southfield, Michigan

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CoreCap Investments, Inc., as of December 31, 2018, the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of CoreCap Investments, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CoreCap Investments, Inc.'s management. Our responsibility is to express an opinion on CoreCap Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CoreCap Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission have been subjected to audit procedures performed in conjunction with the audit of CoreCap Investments, Inc.'s financial statements. The supplementary information is the responsibility of CoreCap Investments, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as CoreCap Investments, Inc.'s auditor since 2014.
Roseville, Michigan
February 27, 2019

CORECAP INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	380,180
Accounts receivable:		
Brokers, dealers and clearing organizations		141,496
Deposit - clearing organizations		50,000
Sales representatives		46,913
Related party		—
Other		2,355
Prepaid expenses		153,096
TOTAL ASSETS	$	774,040

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	51,180
Commissions payable		191,519
Contingent liability		156,250
Amount due to related party		107,792
Unsecured debits		779
Total Liabilities		507,520

STOCKHOLDERS' EQUITY

Common stock, $1 par value, 10,000 shares authorized 1,000 shares issued and outstanding	1,000
Additional paid-in capital	2,786,000
Retained earnings (deficit)	(2,520,480)
Total Stockholders' Equity	266,520
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 774,040

See accompanying notes.

[4]

CORECAP INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenue:		
Commissions	$	4,594,175
Other income		143,699
Total revenue		4,737,874
Operating Expenses:		
Commission expenses		3,653,763
Clearance fees		70,852
Communications		101,170
Occupancy costs		77,688
Other operating expenses		2,918,647
Total operating expenses		6,822,120
NET LOSS	($	2,084,246)

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2018	$ 1,000	$ 660,000	($ 436,234)	$ 224,766
Net income (loss)	—	—	(2,084,246)	(2,084,246)
Additional capital paid in	—	2,126,000	—	2,126,000
Balance at December 31, 2018	$ 1,000	$ 2,786,000	($ 2,520,480)	$ 266,520

See accompanying notes.

[6]

CORECAP INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	($	2,084,246)

Adjustment to reconcile net loss to net
cash used in operating activities:
Changes in:

Receivables		96,155
Prepaid expenses	(	50,152)
Accounts payable	(	70,241)
Total adjustments	(	24,238)
Net cash used in operating activities	(	2,108,484)

CASH FLOWS FROM FINANCING ACTIVITIES

Additional capital paid in	2,126,000
Net cash provided by financing activities	2,126,000

NET INCREASE IN CASH

NET INCREASE IN CASH	17,516
Cash and cash equivalents – Beginning of year	362,664
Cash and cash equivalents – End of year	$ 380,180

See accompanying notes.

NOTE 1 – ORGANIZATION

CoreCap Investments, Inc. (the "Company" or "Core Cap") operates as an introducing broker-dealer clearing its client's transactions on a fully disclosed basis through a clearing broker-dealer. The Company was incorporated in May 2012 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in March 1996.

The Company is a wholly owned subsidiary of Core Capital Holdings, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides transaction related services to its customers. Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Insurance commissions are recorded when earned.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes

The stockholders elected, under the applicable provisions of the Internal Revenue Code, to be taxed as an S corporation effective January 1, 2014. Under such provisions, the Company does not generally incur a Federal income tax liability; instead, net income or loss is includable in computing the taxable income of the individual stockholders. However, CoreCap Investments, Inc. is still liable for taxes on built-in gains if certain assets are sold that were held at the time that the S corporation election was made.

In some cases, S corporations incur Federal income taxes on the sale of assets, and additionally, could be liable for Federal income taxes should the election to be taxed as an S corporation be voluntarily or involuntarily terminated.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2015 or state income tax examinations for years before 2014.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2019, which is the same date the financial statements were available to be issued.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2018 charges for services provided by CoreCap Holdings, Inc. approximated $604,600 and are included in other operating expenses in the accompanying statement of operations.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2018, the Company's net capital totaled $64,156 which was $14,156 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was a 7.91 to 1.

NOTE 5 – LEASE COMMITMENTS

The Company leases office space under operating leases expiring in September 2020. The remaining future minimum lease payments are as follows:

Year Ended December 31	Amount
2019	$ 43,500
2020	33,200
Total	$ 76,700

The operating lease includes common area maintenance, property taxes and utilities.

For the year ended December 31, 2018 rent expenses pursuant to this lease approximated $42,400 and is included in occupancy costs in the accompanying statement of operations.

NOTE 6 – CONTINGENCIES

At December 31, 2018, the Company was involved in a pending arbitration proceeding with the Financial Industry Regulatory Authority (FINRA) regarding claims by an individual for a variety of causes of action against CoreCap including Unsuitable Investments, Violations of Michigan Securities Act, Violations of FINRA Conduct Rules, Breach of Contract, Breach of Fiduciary Duty and Constructive Fraud by one former registered representative of CoreCap who was terminated on January 23, 2017. The Company has accrued a contingent liability of $156,250 to cover any potential loss on the outcome of the arbitration.

On January 24, 2019, FINRA issued an "Amended Examination Report" relating to the year ended December 31, 2017. The Company has provided a response to the report.

NOTE 6 – CONTINGENCIES (Continued)

The disposition of these matters, in the opinion of management, will not have a material adverse effect on the Company's financial position.

NOTE 7 – ACCOUNTING PRONOUNCEMENTS

During May 2014 the FASB issued "Accounting Standards Update" (ASU) 2014-09, "Revenue from Contracts with Customers" (Topic 606). ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09. ASU 2014-09 is effective for fiscal years beginning after December 15, 2017. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company adopted the standard on January 1, 2018. The aforementioned ASU's are codified as "Accounting Standards Codification" (ASC) 606 "Revenue from Contracts with Customers".

The Company has evaluated the impact of ASC 606 and expects the timing of its revenue recognition to remain largely similar to the timing of revenue recognition under ASC 605, "Revenue Recognition". The Company has determined the impact of ASC 606 to be immaterial (also see Note 2).

During February 2016 the FASB issued ASU 2016-02, "Leases". ASU 2016-02 establishes principles that require a lessee to recognize a lease asset and a lease liability for those leases classified as operating leases under previous accounting principles generally accepted in the United States of America. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company is currently assessing the effect that ASU 2016-02 will have on its financial position, results of operations and cash flows.

NOTE 8 – COMPANY CONDITIONS

For the year ended December 31, 2018. the Company incurred a net loss of approximately $2,085,000 and reported negative cash flows from operating activities of approximately $2,100,000.

These results were primarily due to the incurring of legal fees and settlement payments related to claims against the Company for a variety of causes of action of a former registered representative. During 2018, the Company paid approximately $2,400,000 related to these claims and its parent company provided capital infusions of $2,126,000 to meet the Company's obligations. The possibility remains of further losses due to pending litigation claims (Note 6). Management believes the Company's present cash flow will not be able to meet its obligations for twelve months from the date these financial statements are available to be issued. However, management expects its parent company will provide capital infusions during 2019 necessary to cover any potential losses as well as legal fees attributable to such claims. The capital infusions are expected to enable the Company to meet its obligations for the twelve-month period from the date the financial statements are available to be issued.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity	$ 266,520
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	266,520
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	266,520
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	202,364
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	64,156
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	64,156
Net capital requirement	50,000
Excess net capital	$ 14,156

CORECAP INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 507,520
Percentage of aggregate indebtedness to net capital	791%

Reconciliation with Company's Computation
There is no material difference between the computation of net capital as reported in CoreCap Investments, Inc. Part II Amended (Unaudited) FOCUS report dated December 31, 2018 and the above calculations.

CORECAP INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

CoreCap Investments, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
CoreCap Investments, Inc.
Southfield, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by CoreCap Investments, Inc. and the SIPC, solely to assist you and SIPC in evaluating CoreCap Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. CoreCap Investments Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2018 with the amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion on CoreCap Investments Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)
TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2030*******************MIXED AADC 220
47783   FINRA   DEC
CORECAP INVESTMENTS INC
27777 FRANKLIN RD STE 700
SOUTHFIELD, MI 48034-8221

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __783.__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__565.__)

   __7-30-18__
   Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   __218__

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $__218__

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐
   Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CoreCap Investments
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the __27__ day of __February__ , 20 __19__ .

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *4,737,874*

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   *4,145,161*

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   *70,852*

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   *4,216,012*

2d. SIPC Net Operating Revenues $ *521,862*

2e. General Assessment @ .0015 $ *783.—*

(to page 1, line 2.A.)

2

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
CoreCap Investments, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report, (1) CoreCap Investments, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which CoreCap Investments, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) CoreCap Investments, Inc. stated that CoreCap Investments, Inc. met the identified exemption provisions throughout the current fiscal year without exception. CoreCap Investments Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CoreCap Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 27, 2019

CoreCap Investments, Inc.
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5,
Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2018

CoreCap Investments, Inc. Exemption Report

The following statements are made to the best knowledge and belief of David Muncie as chief financial officer of CoreCap Investments, Inc.:

I, David Muncie, as the chief financial officer of CoreCap Investments, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2018 without exception.

I, David Muncie, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____ CFO
Signature   Title

2-25-19
_____
Date